UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33275 / October 17, 2018

_____

In the Matter of   :
                                                                                                 :
ARES CREDIT AND INCOME TRUST   :
ARES CAPITAL MANAGEMENT III LLC   :
                                                                                                 :
2000 Avenue of the Stars, 12th Floor   :
Los Angeles, CA 90067   :
                                                                                                 :
(812-14892)   :
_____   :

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A), (B), AND (C) OF
THE ACT, AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT

Ares Credit and Income Trust and Ares Capital Management III LLC filed an application
on April 3, 2018, and an amendment to the application on August 3, 2018, requesting an
order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act")
granting an exemption from sections 12(d)(1)(A), (B), and (C) of the Act, and under
sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and (2) of
the Act. The order would permit certain registered open-end management investment
companies that operate as "funds of funds" to acquire shares of certain registered open-end
management investment companies, registered closed-end management investment
companies, "business development companies" as defined by section 2(a)(48) of the Act,
and registered unit investment trusts that are within or outside the same group of
investment companies as the acquiring investment companies.

On September 21, 2018, a notice of the filing of the application was issued (Investment
Company Act Release No. 33243). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that granting the requested exemption is appropriate in and consistent with
the public interest and consistent with the protection of investors and the purposes fairly
intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A), (B), and (C) of the Act and under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and (2) of the Act by Ares Credit and Income Trust and Ares Capital Management III LLC (File No. 812-14892) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary